RICHARD GOONER
Attorney at Law
6608 Emerald Drive
Colleyville, Texas 76034
(214) 587-0653 (phone)
(817)488-2453 (fax)

October 27, 2010

United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N. W.
Washington, D.C. 20549

Re:	SMSA Katy Acquisition Corp.
Registration Statement on Form 10.

Dear Sir/Madam:

On behalf of SMSA Katy Acquisition Corp., (the “Registrant”), we herewith file with the Securities and Exchange Commission the Registrant’s Registration Statement on Form 10.  If the Staff has any questions or comments, please contact the undersigned at telephone 214-587-0653 or fax 817-488-2453.

Yours very truly,

/s/ Richard B. Goodner

Richard B. Goodner